April 30, 2008

By EDGAR

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

RE: ChemGenex Pharmaceuticals Limited (File No. 000-51373)

Dear Mr. Riedler:

We acknowledge receipt of the letter from the Staff of the Securities and Exchange Commission, dated March 3, 2008, in response to our submission on Form 20-F dated November 27, 2007.  For your convenience, we have included the Staff’s comments below and have keyed our response accordingly.

Item 19. Exhibits, page 71

1.       Throughout the Form 20-F, you refer to the following agreements with third parties that you may not have included as exhibits:

•         The twelve month, A$2,400,000 extension to a research agreement first signed on July, 2005 with Deakin University (Geelong, Australia) to conduct gene discovery, small molecule screening and validation research according to instruction from the company in the fields of obesity, diabetes and depression.

•         The Pharmaceutical Partnership Program (P3) of the Australian Federal government, through which the company has the ability to earn grant revenue based on growth of the company’s research in Australia over the next three years.

•         The General Research Agreement dated December 20, 2005 with Merck Santé (a subsidiary of Merck KGaA) pursuant to which Merck Santé agrees to fund a minimum of  €210,000 per annum.

Please note that Item 19 requires you to include as exhibits “any contract upon which your business is substantially dependent.” It appears that the agreements listed above may be material contracts required to be filed as exhibits under Item 19.  Please file the agreements as exhibits to the Form 20-F or provide us with an analysis supporting your determination that you are not substantially dependent on any of these agreements.

Our answer is the following:

•  The Company believes that these agreements need not be filed as exhibits to the Form 20-F.  Item 4 of the instructions to Exhibits in Form 20-F sets forth the types of contracts required to be filed as exhibits to Form 20-F.  Item 4 provides generally that material contracts must be filed with the Commission, unless the contract is of “the type that ordinarily accompanies the kind of business you and your subsidiaries conduct” (Item 4(b)).  Item 4 also requires the filing of any contract “upon which your business is substantially dependent” (item 4(b)(ii)).  The Company respectfully submits that its contracts with Deakin University, Merck Santé and Pharmaceuticals Partnership Program (P3) do not fall within the exhibit requirements set forth in Item 4.

•  We do not believe that the Company’s agreements with Deakin University, Merck Santé and P3 are material to investors, because of their limited scope, dollar value and importance to the Company.  We have not filed these agreements as exhibits under Item 19 because we consider the precise content to be immaterial.  Merck KGaA is a major shareholder.

•  The Company’s agreements with Deakin University, Merck Santé and P3 also are “of the type that ordinarily accompanies the kind of business” the Company conducts.

(i) The agreement with Deakin University is a research agreement extending the terms of a preexisting agreement.  The Company has in the past entered into several research and license agreement and commercialization license agreements with both parties, as well as others.

(ii) The Company’s agreement with Merck Santé is also a continuation of an existing research relationship.

(iii) The Company’s participation in the P3 program makes the Company eligible to earn grant revenue based on the growth of the Company’s research in Australia over the next three years.  Participation in such funding programs occurs regularly in the course of the Company’s business.

Pursuant to Instruction 4(b) to Item 19 of Form 20-F, such agreements are not required to be filed unless they fall into the categories enumerated in that Instruction.

•  Further, the Company is not “substantially dependent” on the agreements with Deakin University, Merck Santé and P3.  Item 4(b)(ii) lists examples of such types of contracts, including “(a) continuing contracts to sell the major part of your products or services or to purchase the major part of your products or services or to purchase the major part of your requirement of goods, services or raw materials, or (b) any franchise or license or any other agreement to use a patent, formula, trade secret, process or trade name if your business depends to a material extent on that patent, formula, trade secret, process or trade name.”

(i)  Neither the Deakin University, Merck Santé, nor the P3 agreement fall into these categories.  The Company participates in numerous such agreements with other parties.  These agreements represent neither the Company’s only research commitment, nor its largest.  The Company’s research commitments as of June 20, 2007 include engagements with the International Diabetes Institute, the Premier Research Group plc, and others.  Additionally, the Company owns approximately 50 patent families in various states of protection ranging from provisional applications through to granted patents in a number of jurisdictions. While the Company’s competitive advantage is built in part on access to the research capacities of Deakin University, the Company itself is not substantially dependent upon it.  We do not believe that the cancellation or non-renewal of any of these agreements would have a material adverse effect on the Company.

In summary, it is our view that (i) the research contracts are not material to investors, (iii) they are ordinary course for us, and (iii) our business is not substantially dependent upon such agreements within the meaning of Instruction 4(b)(ii) to Item 19 of Form 20-F.

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We hereby acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 011-613-5223-9900 if you have any questions about this response letter.

Very truly yours,
ChemGenex Pharmaceuticals Limited

By	/s/ Greg Collier
	Name:	Greg Collier
	Title:	Chief Executive Officer and Managing Director

Copy:                Sonia Barros

                                                Division of Corporate Finance